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                              March 3, 2023

       Xiaogang Geng
       Chief Executive Officer
       Jayud Global Logistics Ltd
       4th Floor, Building 4, Shatoujiao Free Trade Zone
       Shenyan Road, Yantian District
       Shenzhen, China 518000

                                                        Re: Jayud Global
Logistics Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed February 17,
2023
                                                            File No. 333-269871

       Dear Xiaogang Geng:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 Filed February 17, 2023

       Potential CSRC Filing Requirements, page 4

   1. We note your new disclosure regarding the Trial Administrative Measures of Overseas
                                                        Securities Offering and
Listing by Domestic Enterprises. Please revise to clarify, if true, that according to the
"Guidance Rules and Notice," if you cannot obtain the approval to list your Ordinary
Shares before the effective date, March 31, 2023, then you will be required to file with
the CSRC within a reasonable time and before the consummation of this offering.
       Compensation of Directors and Executive Officers, page 168

   2. Please revise your disclosure to provide the compensation of your directors and executive
 Xiaogang Geng
Jayud Global Logistics Ltd
March 3, 2023
Page 2
       officers through fiscal year ended December 31, 2022.
Financial Statements, page F-1

3. We note you implemented a 1 for 1.25 reverse share split of your ordinary shares on
       February 16, 2023. Revise your financial statements to retrospectively restate for this change in capital structure. Refer to ASC 505-10-S-99-4 (SAB Topic 4.C) and ASC 260-
       10-55-12. In addition, also revise Item 7. Recent Sales of Unregistered Securities for the
       reverse share split. Finally, obtain a revised audit report that addresses the changes to your annual financial statements related to the reverse stock split. General

4. We note your disclosure on page 42 that on December 29, 2022, the Accelerating HFCA
       Act was signed into law, which amended the HFCA Act by requiring the prohibition of an
       issuer   s securities from trading on any U.S. stock exchanges if its auditor is not subject to
       PCAOB inspections for two consecutive years instead of three. However, we also note inconsistent disclosures in this regard on the cover page and in the risk factors section.
       Please reconcile and update your disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Yong Kim, Staff Accountant, at 202-551-3323 or Gus Rodriguez, Staff
Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202- 551-5351 or Loan Lauren Nguyen, at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameXiaogang Geng
                                                             Division of
Corporation Finance
Comapany NameJayud Global Logistics Ltd
                                                             Office of Energy &
Transportation
March 3, 2023 Page 2
cc:       Yang Ge
FirstName LastName